X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

May 17, 2006

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd., dated May 17, 2006.

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan
/sml
+ encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **May 17, 2006**

100% of SLEEPER to X-CAL

SLEEPER GOLD PROJECT

The Sleeper Gold Project located in Humboldt County, Nevada, has been consolidated 100% into X-CAL Resources Ltd.

X-Cal has paid $CAN 5 Million and 10 million common X-Cal shares to New Sleeper Gold Corporation for its 50% interest. The common shares issued to New Sleeper are subject to a two-year escrow agreement. One quarter of New Sleeper's shares will be released for trading every six months, in four equal amounts, over the two-year time frame.

The transaction has doubled X-Cal's interest in the Sleeper Gold Project and achieved a very important step forward.

A private placement of X-Cal common stock (see April 27/06 Press Release) @ $Can 0.28 was oversubscribed and increased to 34 million shares for gross proceeds of $ CAN 9,520,000. A portion ($CAN 4,950,000) of these funds has been utilized to complete the Sleeper Consolidation Deal. The balance of the private placement proceeds, less any finder's fees, will be added to X-Cal's general working capital.

A vote of 97.63% of ballots cast at a Special X-Cal Shareholders Meeting authorized private placements to both fund the cash portion of the Sleeper Consolidation Deal and also to fund a major exploration program at Sleeper (see April 27, 2006 Press Release). To date less than half of these authorized shares have been issued. Two major mining companies have written to X-Cal indicating that they wish to discuss funding of exploration at Sleeper through potential development. Management will compare the merits of an offering of X-Cal shares, at

higher prices, with specific proposals that may be forthcoming from these mining companies.

A summary paper by Dr. Richard Sillitoe describes 5 priority, mine scale targets at Sleeper. All five of the priority targets are permitted for drilling.

Detailed mapping and sampling on one of the targets known as the "Range Front" is in progress. Preliminary drill testing of this target can be funded from our current treasury, as soon as a drill becomes available, with an initial budget of $US 1,000,000.

The current NI-43-101 report recommends a $US 15,000,000 work program for the Sleeper Property. The technical report is available on SEDAR or @ www.x-cal.com.

X-Cal has a team of professionals, with Nevada track records, who are applying their combined experience to the project (see previous news releases for description of exploration team).

X-Cal is also initiating an immediate program to re-evaluate the potential of above ground gold at Sleeper. Historical reconciliation studies, based on blast hole assays from mining operations at Sleeper, showed a significant difference between the number of ounces mined and what was recovered. The difference is assumed to be above ground in the heap leach pads, tailings pond and waste dumps. These studies were initiated during a time of lower gold prices. The historical work is not in NI-43-101 format.

Management is pleased to report that 100% of the Sleeper Gold Project is now in X-CAL.

CORTEZ AREA

X-Cal also has two early stage properties in the Cortez Area, Lander County, Nevada: the Mill Creek "Goat Window" Property and the Reese River "Horse Mountain Window" Property. Both properties are located over prospective lower plate windows.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*